Exhibit 20

TO OUR SHAREHOLDERS

This past year while many companies continued to struggle, the employees and directors of Farmers & Merchants Bancorp delivered another record financial performance on your behalf.   Net profit of $23,350,000 represented earnings per share of common stock of $29.99, a 5.3% increase over 2011 and the highest level in your Company’s history.  This performance represents a Return on Average Assets of 1.22% and a Return on Average Equity of 11.62%, levels that allowed your Company to continue to build capital throughout 2012, ending the year with a very strong risk based capital ratio of 14.96%.  During 2012, your Company’s total assets, loans and deposits all grew, and the overall balance sheet continued to strengthen, as evidenced by increased liquidity, higher capital ratios and lower levels of classified loans.  These strong results enabled Farmers & Merchants Bank to remain the only commercial bank in the State of California to have received the Bauer Financial Group’s coveted “Five-Star” award for safety and soundness for 20 or more consecutive years.

Based on Farmers & Merchants Bancorp’s 2012 financial performance, the Board of Directors once again increased the cash dividend payments to $12.10 per share. Your Company has now declared cash dividends for 78 consecutive years.

One of the biggest challenges facing the banking industry remains unprecedented low market interest rates.  The level of interest rates directly affects our revenue and earnings.  Last year, the 10-year U.S. Treasury rate fell to 1.39 percent, the lowest level in the 140 years this rate has been tracked.  Given the Federal Reserve Bank’s indications that market rates will remain low for the foreseeable future, your Board and management team have been aggressively adapting Company operations to this environment.  As a result, we are implementing strategies to minimize the margin squeeze through a combination of growth in assets, focus on fee-based income and careful management of our operating expenses.  One such action is our recent decision to offer capital and tax-oriented equipment leases.  However, the longer low market interest rates persist, the greater the impact will be to your Company’s financial performance.

Although current market interest rates and the slow pace of economic recovery in the Central Valley create many challenges, your management team and Board remain committed to our enduring values of financial strength, integrity and humanity.  Please be assured that your Board of Directors’ priorities remain aligned with yours.

Our employees deserve special recognition for their dedication and tremendous accomplishments this past year. Their ability to consistently deliver extraordinary customer service played a major role in the creation of shareholder value in 2012. On behalf of the Directors and employees at Farmers & Merchants Bancorp, thank you for your confidence and support.

/s/ Kent A. Steinwert

Chairman of the Board,
President & Chief Executive Officer